Exhibit 21.1

Subsidiaries of NuVasive, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2014, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation

Impulse Monitoring, Inc.	Delaware
NuVasive Ireland	Ireland
NuVasive (AUS/NZ) Pty. Ltd.	Australia
NuVasive Germany, GmbH	Germany
NuVasive PR, Inc.	Puerto Rico
Cervitech, Inc.	Delaware
NuVasive International Technology	Ireland
NuVasive Netherlands B.V.	Netherlands
NuVasive Japan K.K.	Japan
NuVasive UK Limited	United Kingdom